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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                 CoolSavings, Inc. (f/k/a coolsavings.com inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   216485 10 2
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Guy R. Friddell, III
                  Executive Vice President and General Counsel
                          Landmark Communications, Inc.
                             150 W. Brambleton Ave.
                             Norfolk, VA 23510-2075
                                 (757) 446-2035
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                           William J. Grant, Jr., Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                November 30, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

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                                  SCHEDULE 13D

---------------------------                                   ------------------
CUSIP No.      216485 10 2                                     Page 2 of 6 Pages
---------------------------                                   ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Landmark Communications, Inc.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                                 (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Virginia
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                10,000,000
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        106,885,477(1)
EACH                  --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                10,000,000
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                106,885,477(1)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            116,885,477(1)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            74.9%(2)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------
(1) See Items 4 through 6 of this Statement (as defined below).

(2) For purposes of Rule 13d-3(d)(1)(i) under the Exchange Act (as defined below), the ownership percentage reported in Item 13 above has been calculated without including shares of Common Stock (as defined below) that have been reserved for issuance upon (1) the conversion of 13 million shares of currently outstanding and convertible CoolSavings, Inc. Series C Preferred Stock and (2) the exercise of 2,602,249 currently outstanding and exercisable options to purchase Common Stock. If such reserved shares of Common Stock were to be issued, Landmark Communications, Inc. would beneficially own 68.1% of the total outstanding Common Stock.



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                                  SCHEDULE 13D

---------------------------                                   ------------------
CUSIP No.      216485 10 2                                     Page 3 of 6 Pages
---------------------------                                   ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Landmark Ventures VII, LLC

----------- --------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                                  (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        106,885,477(1)
EACH                  --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                106,885,477(1)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            106,885,477(1)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            68.5%(2)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------
(1) See Items 4 through 6 of this Statement (as defined below).

(2) For purposes of Rule 13d-3(d)(1)(i) under the Exchange Act, the ownership percentage reported in Item 13 above has been calculated without including shares of Common Stock that have been reserved for issuance upon (1) the conversion of 13 million shares of currently outstanding and convertible CoolSavings, Inc. Series C Preferred Stock and (2) the exercise of 2,602,249 currently outstanding and exercisable options to purchase Common Stock. If such reserved shares of Common Stock were to be issued, Landmark Ventures VII, LLC would beneficially own 62.3% of the total outstanding Common Stock.

Introductory Note

     This Amendment No. 2 (as defined herein) is being filed by Landmark Communications, Inc. and Landmark Ventures VII, LLC (collectively, the "Reporting Persons") to update the Amended Statement (as defined herein). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Amended Statement. Please refer to the Amended Statement for a detailed description of the corporate structure and affiliations of the Reporting Persons.

Item 1. Security and Issuer.

     Item 1 is hereby amended by deleting the first two sentences and inserting the following:

     This Amendment No. 2 to Schedule 13D ("Amendment No. 2") relates to shares of Common Stock, with $0.001 par value per share (the "Common Stock"), of CoolSavings, Inc., a Delaware corporation (f/k/a coolsavings.com inc., a Michigan corporation) (the "Issuer"). This amendment amends the initial statement on Schedule 13D filed by the Reporting Persons on August 9, 2001 (the "Initial Statement"), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on November 30, 2001 (the "Amended Statement" and, collectively with this Amendment No. 2, the "Statement").

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended and restated in its entirety as follows:

     On July 30, 2001, Landmark loaned to the Issuer $5 million under the Amended Loan Agreement, in exchange for a promissory note and a Warrant (all as described below) as initial consideration in a series of transactions described in Item 6.

     On November 12, 2001, Ventures paid approximately $10 million in consideration for 65,057,936 shares of the Issuer's Series B Preferred Stock (as described below).

     On November 30, 2001, Landmark advanced to the Issuer $4 million under the Grid Note (as described below), and on December 24, 2001 Landmark advanced to the Issuer an additional $2.5 million under the Grid Note. Under certain circumstances described in the Purchase Agreement, Ventures will be granted an option (each, a "Shortfall Purchase Option") to purchase additional shares of Series B Preferred Stock at the same price at which it purchased the shares of Series B Preferred Stock it currently owns ($0.1554 per share). Each advance under the Grid Note related to a Shortfall Purchase Option and, as a result, Ventures may at any time prior to December 31, 2002 acquire that number of shares of Series B Preferred Stock equal to the amount of such advances divided by $0.1554 (the Issuer has agreed with the Reporting Persons that Landmark may direct that any amounts advanced under the Grid Note be applied, in whole or in part, to the purchase price for the


                                       4

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exercise by Ventures of any existing Shortfall Purchase Option). Accordingly, if each such Shortfall Purchase Option is exercised, Ventures will acquire 41,827,542 shares of Series B Preferred Stock at $0.1554 per share.

     The source of funds for the above transactions was and will be the working capital of the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

     Section (a) of Item 5 is hereby amended and restated in its entirety as follows:

     (a) Landmark may be deemed to have beneficial ownership over 116,885,477 shares of Common Stock through its ownership of the Warrant and its ownership of and control over Ventures, which owns 65,057,936 shares of the Issuer's Series B Preferred Stock and options to purchase 41,827,542 additional shares of Series B Preferred Stock.

     If (i) Landmark exercised its right to acquire 10,000,000 shares of Common Stock pursuant to the Warrant, (ii) Ventures exercised its right to convert its shares of Series B Preferred Stock into 65,057,936 shares of Common Stock, and
(iii) Ventures exercised its options to purchase 41,827,542 shares of Series B Preferred Stock and then exercised its right to convert such shares into 41,827,542 shares of Common Stock, Landmark and Ventures would beneficially own, for the purposes of Rule 13d-3(d)(1)(i) under the Exchange Act, 74.9% and 68.5%, respectively, of the Issuer. These ownership percentages do not take into account shares of Common Stock that have been reserved for issuance upon (1) the conversion of 13 million shares of currently outstanding and convertible CoolSavings, Inc. Series C Preferred Stock and (2) the exercise of 2,602,249 currently outstanding and exercisable options to purchase Common Stock. If such reserved shares of Common Stock were to be issued, Landmark and Ventures would beneficially own 68.1% and 62.3%, respectively, of the total outstanding Common Stock.

     Except as disclosed in this Item 5(a), as of the date hereof, neither of the Reporting Persons beneficially owns, nor, to the best of their knowledge, does any of their directors or executive officers beneficially own, any shares of Common Stock.

     Section (b) of Item 5 is hereby amended and restated in its entirety as follows:

     Landmark owns a warrant, a copy of which is attached hereto as Exhibit 4 (the "Warrant"), which entitles Landmark to purchase 10,000,000 shares of Common Stock from the Issuer. If the Warrant were exercised, Landmark or its transferees would possess the sole power to vote or dispose of such shares of Common Stock. Ventures owns 65,057,936 shares of the Issuer's Series B Preferred Stock and options to purchase 41,827,542 additional shares of Series B Preferred Stock, over which the Reporting Persons may be deemed to share voting and/or dispositive power.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended by deleting the last two sentences of the second paragraph and inserting the following:

     Under the Purchase Agreement, additional Shortfall Purchase Option(s) may be issued pursuant to which Ventures will have the option to purchase additional shares of Series B Preferred Stock at $0.1554 per share. In addition, dividends accrue on the Series B Preferred Stock at a rate of 8% per year, payable quarterly to Ventures in additional shares of Series B Preferred Stock.


                                       6

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                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: December 28, 2001                LANDMARK COMMUNICATIONS, INC.

                                        By: /s/ Guy R. Friddell, III
                                            ------------------------------
                                        Name:  Guy R. Friddell, III
                                        Title: Executive Vice President and
                                               General Counsel


Dated: December 28, 2001                LANDMARK VENTURES VII, LLC

                                        By: /s/ Richard A. Fraim
                                            ------------------------------
                                           Name:  Richard A. Fraim
                                           Title: Vice President, Treasurer